UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED SEATTLE FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	33-3781867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Arrived Fund Manager, LLC, our Manager and the Arrived Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”).

Unless otherwise indicated, the results discussed below are as of and for the six months ended June 30, 2026. The financial statements included in this filing as of June 30, 2026 and for the six months ended June 30, 2026 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Arrived Seattle Fund, LLC is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of residential real estate properties and other real estate-related investments located in the Seattle/Tacoma area. We expect to use substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of real estate properties located in the Seattle/Tacoma, Washington area, and real estate credit investments. We intend to invest in real estate equity and real estate loans, as well as real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. We may make our investments through subsidiaries and affiliates, some of which may have rights to receive preferred economic returns.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We have elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2025.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 12 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We are offering up to $35,000,000 in our common shares pursuant to Regulation A. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2026 and December 31, 2025, we have raised cumulative gross offering proceeds of approximately $3.9 million and $2.8 million, respectively, from settled subscriptions. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in our offering will be adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Below is the NAV per common share, as determined in accordance with our valuation policies for each period to date.

Date	NAV Per Share	Link
Inception (February 25, 2025)	$10.00	Initial period
January 25, 2026	$10.10	Form 1-U
April 25, 2026	$10.05	Form 1-U
July 25, 2026	$10.00	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

For the six months ended June 30, 2026, we declared and paid distributions to shareholders of approximately $72,750 in the aggregate. We did not declare any distributions during the period February 25, 2025 (date of inception) through June 30, 2025; our Manager declared our first distribution to shareholders on January 22, 2026.

For further details, please see Note 9, Members’ Equity – Distributions in our financial statements.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

During the six months ended June 30, 2026 and as of June 30, 2026, approximately 9,581 common shares had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $96,527. Redemptions for the six months ended June 30, 2026 have primarily been paid out of our free cash flow. No common shares were submitted for redemption during the period February 25, 2025 (date of inception) through June 30, 2025.

For further details, please see Note 9, Members’ Equity – Redemptions in our consolidated financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental income from our single family residential real estate properties and from interest payments on loans held by the Company. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Operating Results

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, we had a total net loss of approximately $5,509 and $135,952, respectively. The decrease in net loss is primarily due to a full period of rental and interest income in 2026, which largely offset recurring operating and interest expense, compared to the prior period when the Company had not yet begun generating revenue.

Revenues

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, we earned revenue of approximately $187,073 and $0, respectively. The increase reflects a full six months of rental income following our properties being placed in service, and interest income on a note receivable originated after the prior period ended.

Expenses

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, we incurred approximately $123,153 and $122,584, respectively, in operating expenses. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (“HOA”) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs. Expenses remained relatively flat as a result of a one-time $92,925 sourcing fee to acquire the properties in the prior period being offset by a full period of recurring costs in the current period, including depreciation, management fees, and property taxes.

Other (Income) Expenses

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, net other expense was approximately $69,428 and $13,368, respectively, consisting of interest expense and interest income yield on deposits. The increase reflects a full six-month accrual period and a higher outstanding note balance in 2026 compared to the partial period in 2025. See Note 4, Notes Receivable – Held to Maturity, and Note 7, Notes Payable, Related Party, for further details.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

As of June 30, 2026 and December 31, 2025, we had deployed approximately $2,599,683 and $2,638,722, respectively, in capital for our single family residential real estate properties, and held approximately $2,455,257 and $2,117,267, respectively, in notes receivable held by the Company. The decrease in real estate capital reflects ongoing depreciation, as no new properties were acquired during the trailing twelve months. The increase in notes receivable reflects approximately $337,990 in new loans made by the Company during the current period. We also held an investment of $100,000 as of June 30, 2026, compared to $0 as of December 31, 2025, which reflects a new investment made during the period.

As of June 30, 2026 and December 31, 2025, we had approximately $4,169 and $12,837, respectively, in cash and cash equivalents on hand. We have met our funding commitments and operation costs through related party notes payable, which totaled $1,925,000 and $2,300,000, respectively. Note 3, Going Concern, discloses that our lack of liquidity, nominal cash, and limited operations since inception raise substantial doubt about our ability to continue as a going concern. Our ability to meet our obligations for the next 12 months depends on generating cash flow from our investments, raising additional offering proceeds and obtaining continued related-party financing, and there can be no assurance that such funding will be available in the amounts or at the times required.

We are offering up to $35 million in our common shares pursuant to Regulation A.

As of June 30, 2026, we had approximately $1.9 million in unsecured Company-level debt. For further details, please see Note 7, Notes Payable, Related Party. This does not include any debt secured by the real property of our unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 80% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2025. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of our properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Market Outlook — Real Estate Finance Markets

We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to invest in equity investments in this market alongside real estate-backed credit investments all over the United States offering investors a blend of attractive income rates and a strong prospect for long term property value appreciation.

Additionally, we believe that the near and intermediate-term market for real estate-backed debt investments is compelling from a risk-return perspective. We favor a strategy weighted toward targeting debt investments whose purpose is to provide capital to real estate professionals who can add much needed inventory and liquidity into the market throughout the United States. Since interest rates have significantly increased in the US economy, housing inventory has severely tightened. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to deliver investments with attractive income production backed by quality security in order to seek the best risk-return dynamic for our common shareholders.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED SEATTLE FUND, LLC

FINANCIAL STATEMENTS

UNAUDITED BALANCE SHEETS AS OF JUNE 30, 2026 AND DECEMBER 31, 2025	F-2
UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE PERIOD FEBRUARY 25, 2025 (DATE OF INCEPTION) THROUGH JUNE 30, 2025	F-3
UNAUDITED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE PERIOD FEBRUARY 25, 2025 (DATE OF INCEPTION) THROUGH JUNE 30, 2025	F-4
UNAUDITED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE PERIOD FEBRUARY 25, 2025 (DATE OF INCEPTION) THROUGH JUNE 30, 2025	F-5
NOTES TO THE FINANCIAL STATEMENTS	F-6 to F-15

ARRIVED SEATTLE FUND, LLC

UNAUDITED BALANCE SHEETS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

	As of June 30, 2026 (unaudited)	As of December 31, 2025*

ASSETS
Current assets:
Cash and cash equivalents	$4,169	$12,837
Prepaid expenses	11,036	-
Other receivables	-	27
Due from third party property manager	23,116	23,900
Notes receivable - held to maturity	2,455,257	2,117,267
Interest receivable	192,426	48,564
Total current assets	2,686,004	2,202,595
Investment, at cost	100,000	-
Property and equipment, net	2,599,683	2,638,722
Total assets	$5,385,687	$4,841,317

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$32,678	$36,418
Tenant deposits	12,735	12,735
Notes payable, related party	1,925,000	2,300,000
Due to related party	17,064	16,605
Total liabilities	$1,987,478	$2,365,758

Members’ equity:
Members’ capital	3,658,478	2,730,318
Accumulated deficit	(260,268)	(254,760)
Total members’ equity	3,398,209	2,475,559
Total liabilities and members’ equity	$5,385,687	$4,841,317

*	Derived from audited financial statements

See the accompanying notes to these financial statements.

ARRIVED SEATTLE FUND, LLC

UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE PERIOD FEBRUARY 25, 2025
(DATE OF INCEPTION) THROUGH JUNE 30, 2025

	Six Months Ended June 30, 2026	For the Period February 25, 2025 (Date of Inception) through June 30, 2025

Rental income	$69,660	$-
Interest income	117,413	-
Total revenue	187,073	-

Operating expenses
Cost of revenue	748	10,750
Insurance	2,579	1,301
Depreciation	39,039	-
Management fees	1,754	-
Management fee, related party	24,541	1,005
Repairs and maintenance	3,389	858
Property taxes	13,322	3,075
Operating expenses	866	3,778
Other operating expenses	22,861	8,893
Sourcing fee	-	92,925
Sourcing fee - credit facilities	14,056	-
Total operating expenses	123,153	122,584

Income (loss) from operations	63,919	(122,584)

Other expenses
Interest expense	69,523	13,406
Interest income - bank	(95)	(38)
Total other expenses	69,428	13,368
Net loss	$(5,509)	$(135,952)

See the accompanying notes to these financial statements.

ARRIVED SEATTLE FUND, LLC

UNAUDITED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE PERIOD FEBRUARY 25, 2025
(DATE OF INCEPTION) THROUGH JUNE 30, 2025

For the Six Months Ended June 30, 2026 (unaudited)

Balance as of January 1, 2026	$2,475,559
Issuance of common shares, net of offering costs	1,097,436
Redemption of common shares	(96,527)
Distributions	(72,750)
Net loss	(5,509)
Balance as of June 30, 2026	$3,398,209

For the Period February 25, 2025 (Date of Inception) through June 30, 2025

Balance as of February 25, 2025 (date of inception)	$-
Issuance of common shares, net of offering costs	1,198,778
Net loss	(135,952)
Balance as of June 30, 2025	$1,062,826

See the accompanying notes to these financial statements.

ARRIVED SEATTLE FUND, LLC

UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE PERIOD FEBRUARY 25, 2025
(DATE OF INCEPTION) THROUGH JUNE 30, 2025

	For the Six Months Ended June 30, 2026 (unaudited)	For the Period February 25, 2025 (Date of Inception) through June 30, 2025

Cash flows from operating activities:
Net loss	$(5,509)	$(135,952)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	39,039	-
(Increase) decrease of assets
Other receivables	27	(110,335)
Prepaid expenses	(11,036)	-
Due from third party property manager	784	-
Interest receivable	(143,862)	-
Increase (decrease) of liabilities
Due to third party property manager	-	1,331
Accrued expenses	(3,740)	15,691
Due to related party	459	55,575
Net cash provided by (used in) operating activities	(123,838)	(173,691)

Cash flows from investing activities:
Purchases of properties	-	(2,645,841)
Purchase of investment	(100,000)	-
Purchase of notes receivable, net	(337,990)	-
Net cash used in investing activities	(437,990)	(2,645,841)

Cash flows from financing activities:
Repayments of notes payable, related party	(810,000)	-
Proceeds from notes payable, related party	435,000	1,900,000
Net proceeds from the issuance of common shares	1,097,436	1,198,778
Redemption of common shares	(96,527)	-
Distributions	(72,750)	-
Net cash provided by financing activities	553,159	3,098,778

Net increase (decrease) in cash	$(8,668)	$279,246

Cash at beginning of period	12,837	-
Cash at end of period	$4,169	$279,246

Supplemental disclosure of cash flow information:
Cash paid for income taxes	-	-
Cash paid for interest	69,523	13,406

See the accompanying notes to these financial statements.

ARRIVED SEATTLE FUND,

LLC NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Seattle Fund, LLC (the “Company”) is a Delaware limited liability company formed on February 25, 2025, under the laws of Delaware. Arrived Seattle Fund, LLC was formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties located in the Seattle/Tacoma, Washington area and real estate credit investments. The Company expects to use substantially all of the net proceeds from its offering to originate, acquire and structure a diversified portfolio of single family residential real estate properties and residential real estate credit investments. The Company intends to invest in real estate equity and residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. The Company may make its investments through majority-owned subsidiaries and affiliates, some of which may have rights to receive preferred economic returns.

The Company is managed by Arrived Fund Manager, LLC (“Manager”), which is a wholly-owned subsidiary of the Company’s sponsor, Arrived Holdings, Inc. (the “sponsor”). The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Company.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year as its fiscal year.

The accompanying unaudited financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The balance sheet as of December 31, 2025 has been derived from the audited financial statements as of that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for private entities.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 1.75% of the gross offering proceeds for out-of-pocket expenses in connection with the Company’s organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash, receivables and other current liabilities, approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Notes Receivable – Held to Maturity

Notes receivable – held to maturity are recorded at amortized cost, which represents the original transaction amount adjusted for the amortization of any premium or discount and net of any allowance for credit losses. The Company has the intent and ability to hold its notes receivable for the foreseeable future or until repayment or maturity.

Interest income is recognized using the effective interest method over the life of the notes, which amortizes any premium or discount over the remaining term and recognizes interest income accordingly.

The carrying value of notes receivable– held to maturity, approximates fair value based on the nature of the underlying instruments and current market conditions.

Allowance for Credit Losses on Notes Receivable – Held to Maturity

The Company evaluates its held-to-maturity notes receivable for credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The allowance for credit losses is estimated under the Current Expected Credit Losses (“CECL”) model, which incorporates the historical performance of similar instruments, current economic conditions, and reasonable and supportable forecasts. The Company applies a loss-rate methodology that includes expected default frequencies and loss given default assumptions, adjusted for borrower-specific and macroeconomic risk factors. The allowance is reviewed regularly and adjusted as necessary based on updated information and risk assessments.

Interest Income on Notes Receivable –Held to Maturity

The Company earns interest on its notes receivable secured by residential real estate. Interest income is recognized using the effective interest method over the contractual term of the instrument and includes the amortization of premiums, discounts, and, where applicable, certain deferred fees and costs.

Accrued Interest Receivable and Nonaccrual

The Company has elected not to measure an allowance for credit losses on accrued interest receivables when uncollectible accrued interest is written off in a timely manner. A write-off is considered timely when recorded no later than the month-end close for the reporting period in which management concludes that the accrued interest, or a portion thereof, is uncollectible. Current-year accrued interest write-offs are recorded as a reversal of interest income, while accrued interest recognized in prior years is written off through bad debt expense.

Interest accrual is discontinued when management concludes that collection of the related interest is no longer reasonably expected. While a loan is on nonaccrual status, cash interest received is recognized as interest income when collection of principal is reasonably expected; otherwise, cash receipts are applied to reduce the loan balance under the cost-recovery method. Accrual resumes when the loan is contractually current and collection of the remaining principal and interest is reasonably expected. Past-due status is determined based on contractual payment terms, including executed extensions or modifications. Expected credit losses related to principal are evaluated separately under the Company’s CECL methodology.

Management Compensation

Pursuant to the operating agreement, the Manager or the sponsor will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (an amount equal to 1.75% of the gross offering proceeds, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering). If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement.

Upon completion of an offering, with respect to equity investments, the Company will pay the Manager up to 3.50% of the total purchase price of any property in which the Company makes an equity investment.

With respect to debt investments in residential real estate loans, the Company incurs a monthly sourcing fee equal to 0.10% of the unpaid principal balance of gross loan assets. This includes loans either held directly, pro rata inside a credit pool, or through a joint venture. All such sourcing fees will be paid to the sponsor.

The Company will reimburse the Manager for expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments the Company may make, whether or not the Company ultimately acquires or originates the investment.

The Company pays the Manager a monthly asset management fee of 0.10%, which is initially calculated based on net offering proceeds as of the end of each month. Following the initial period, the fee is calculated based on the Company’s net asset value (“NAV”) as of the end of each prior quarterly period. The amount of the asset management fee may vary from time to time.

Interest and Origination Fees on Related Party Loans – Manager or its Affiliates

In connection with each loan acquisition, the Manager or its affiliates may provide a loan to finance the purchase of such loan, and the Company will pay interest at the current market rate. The Company may also pay a loan origination fee that will be charged at the current market rate.

Management Reimbursement of Other Operating Expenses – Manager

The Company reimburses the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company, which does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that the Company pays to the Manager also include expenses incurred by the sponsor in the performance of services under the shared services agreement between the Manager and the sponsor, including any increases in insurance attributable to the management or operation of the Company.

Management Reimbursement of Servicing Expenses – Manager or Other Party

The Company will reimburse the Manager for actual expenses incurred on the Company’s behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of the Company’s Manager.

Fees from Other Services – Affiliates of our Manager

The Company may retain certain of the Manager’s affiliates, from time to time, for services relating to the investments or operations of the Company, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to the Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

Redemption Fees – Manager

The Manager is entitled to receive a fixed redemption fee from investors for shares redeemed from six months to three years from the settlement date of 1.0% of the net asset value per share. No redemption fee is charged on shares held for more than three years. Redemption fees are retained by the Manager and are intended to offset administrative and liquidity-related costs associated with early redemptions.

Incentive Fees Payable by Originators – Sponsor or its Affiliates

The sponsor or its affiliates may receive incentive fees from a third-party originator to whom they provide services with respect to loans the Company acquires from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.

Property Management Fee – Manager or its Affiliate

As compensation for the services provided by the property manager, the Company will pay to the Manager or its affiliate a property management fee equal to eight percent (8%) of gross receipts for the then-current calendar month. The Manager may subcontract with a local property manager to provide property management services in which event the Manager will be (i) entitled to retain the difference between the fees paid to the local property manager and the eight percent (8%) charged to the Company and (ii) responsible for any fees in excess of the eight percent (8%). If a property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

“Gross Receipts” shall include unit rents, furniture or equipment rental, parking, forfeited security deposits applied to rental payments, late charges, judgments or awards (net of litigation costs) collected in the enforcement of any lease, income from coin-operated machines, proceeds from rental interruption insurance, application fees, and other miscellaneous income collected at the property, but shall exclude all other receipts, including, but not limited to, security deposits (other than forfeited deposits applied to rent), interest earned on property accounts, proceeds of claims on account of insurance policies (other than rental interruption insurance), abatement of taxes, and awards arising out of takings by eminent domain, discounts and dividends on insurance policies and bonus payments by service providers for installation of services or equipment (such as cable television or laundry machines).

Property Disposition Fee

The Company will reimburse the Manager for actual expenses incurred on the Company’s behalf in connection with any such disposition of equity investments in real estate, including closing costs.

Prepaid, Accrued Interest Receivables, and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued interest receivable includes interest on outstanding principal loan balances. Accrued expenses include accrued property taxes and interest expense on notes payable, related party.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received from tenant customers held by third-party property managers.

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company operates rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Interest income earned on its notes receivable secured by residential real estate is recognized using the effective interest method over the contractual term of the instrument and includes the amortization of premiums, discounts, and, where applicable, certain deferred fees and costs. Accrual of interest income is discontinued when collection of principal or interest is not probable, in accordance with the Company’s nonaccrual policy. See Note 4 — Notes Receivable—Held to Maturity for additional information.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income or loss is equal to net income or loss, respectively.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and made an election with the IRS to be treated as a C corporation for tax purposes, pursuant to Subchapter C of the Internal Revenue Code.

The Company has elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with its taxable year ending December 31, 2025.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial statements but did change how the allowance for credit losses is determined.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE—HELD TO MATURITY

The Company acquires loans related to real estate assets, including construction loans, purchase loans, and rehabilitation bridge loans from loan originators. The Company’s partnerships with loan originators (“servicers”) are established through a structured process that includes both inbound and outbound sourcing, with a focus on due diligence, credit risk, and financial transparency. Originators are evaluated based on their business model, lending specialization, geographic exposure, historical performance, underwriting practices, and financial stability. Once an originator is approved, individual loans are assessed using defined selection criteria, such as borrower experience, creditworthiness, collateral quality, and quantitative thresholds like loan to after repair value (“LTARV”) and loan to cost (“LTC”).

For certain individual servicers, the Company has executed a Master Purchase Agreement that includes a repurchase provision requiring the originator (“Seller”) to repurchase a loan if the borrower fails to remit the balloon payment within 30 business days of its maturity date. Upon written notice from the Company (“Purchaser”), the Seller is obligated to repurchase the loan at the agreed repurchase price within 30 business days of notification, unless the borrower satisfies the balloon payment prior to the repurchase being completed.

Certain loans within the Company’s portfolio accrue interest over the life of the loan, with both principal and accrued interest due and payable upon maturity or repayment. Borrowers do not make periodic interest payments; instead, interest is capitalized and collected upon payoff. Payments are remitted to the servicer, which then transmits the net proceeds to the Company.

As of June 30, 2026, the Company held three notes receivable with an aggregate amount of $2,455,257. These notes are carried at amortized cost, net of any allowance for credit losses, and have contractual maturity dates ranging from July 2026 through August 2026. Each note carries repayment terms of 18 months from the date of issuance and is secured by real estate. These loans generate returns through a combination of contractual interest and additional economic incentives earned in accordance with the underlying agreements, resulting in an estimated overall yield ranging from approximately 9.99% to 10.99% over the term of the investments. The Company recognizes interest income based on the expected yield over the term of the loans, subject to collectability considerations.

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, interest income on notes receivable was $117,413 and $0, respectively. The Company has not recorded an allowance for credit losses on its held-to-maturity notes receivable, as management believes the risk of loss is not probable based on the credit quality of the underlying loans and performance of the servicer as of June 30, 2026.

NOTE 5: INVESTMENT IN SEALEVEL CAPITAL

During the six months ended June 30, 2026, the Company invested $100,000 in SeaLevel Value-Add Growth Fund I (“SeaLevel Fund”), a real estate investment vehicle sponsored by an unaffiliated third party, SeaLevel Capital. The SeaLevel Fund used the proceeds, together with other capital, toward the acquisition, financing, improvement, and management of Olympic West Apartments, a 37-unit multifamily property (plus one small commercial unit) located in Edmonds, Washington. The property is being acquired as part of a value-add strategy, with the SeaLevel Fund targeting increased returns through contractual rent resets and light cosmetic renovations rather than significant capital expenditures or speculative market appreciation. The Company’s investment represents a minority, non-controlling interest and is accounted for under the measurement alternative described in Note 2. As of June 30, 2026, the carrying value of the investment was $100,000, and no impairment or observable price changes had been identified.

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

June 30, 2026
Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and Equipment, Net
2032 N. Castle Way, Lynnwood, WA 98036	733,305	243,750	14,466	991,521	(27,195)	964,326
4607 237th Place SW, Mountlake Terrace, WA 98043	617,301	205,000	8,727	831,028	(24,193)	806,836
20428 53rd Avenue West, Lynnwood, WA 98036	633,984	212,500	6,364	852,848	(24,327)	828,522
	$1,984,591	$661,250	$29,557	$2,675,397	$(75,715)	$2,599,683

December 31, 2025
Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and Equipment, Net
2032 N. Castle Way, Lynnwood, WA 98036	733,305	243,750	14,466	991,521	(12,416)	979,105
4607 237th Place SW, Mountlake Terrace, WA 98043	617,301	205,000	8,727	831,028	(12,096)	818,932
20428 53rd Avenue West, Lynnwood, WA 98036	633,984	212,500	6,364	852,848	(12,163)	840,685
	$1,984,591	$661,250	$29,557	$2,675,397	$(36,675)	$2,638,722

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, depreciation expense was $39,039 and $0, respectively.

NOTE 7: NOTES PAYABLE, RELATED PARTY

As of June 30, 2026 and December 31, 2025, the Company had an outstanding related party note payable with a balance of $1,925,000 and $2,300,000, respectively, which bears interest at a rate of 6.5%. This note payable is held by Arrived Short Term Notes, LLC, a related party. The note carries a maturity term of 18 months from the date of issuance. For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, interest expense on this note was $69,523 and $13,406, respectively.

NOTE 8: RELATED PARTY TRANSACTIONS

Due to Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2026 and December 31, 2025, the Company owed an aggregate of $17,064 and $16,605, respectively, including the initial funding for the property purchases, offering expenses, sourcing fees, and other expense reimbursements. The advances are non-interest bearing with no stated repayment terms. In addition, the Company has related party notes payable as further described in Note 7 — Notes Payable, Related Party.

Management Fees

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, the Company incurred property management fees of $4,313 and $0, respectively, and asset management fees of $20,228 and $1,005, respectively. As of June 30, 2026, any unpaid amounts are included in due to related party on the accompanying balance sheet.

NOTE 9: MEMBERS’ EQUITY

The Company’s Manager, Arrived Fund Manager, LLC, is a Delaware limited liability company and non-member manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Common Shares

For the six months ended June 30, 2026, and for the period from February 25, 2025 (date of inception) through June 30, 2025, the Company sold 110,941 and 110,785 shares, respectively, of its common shares for net proceeds of $1,097,436 and $1,198,778, respectively. The gross proceeds of $1,117,001 and $1,220,130, respectively, were reduced by 1.75% for direct offering costs of $19,565 and $21,352, respectively, paid to the Manager.

Redemptions

During the six months ended June 30, 2026, the Company processed redemptions of 9,581 common shares totaling $96,527. There were no redemptions during the period February 25, 2025 (date of inception) through June 30, 2025.

Distributions

During the six months ended June 30, 2026, the Company declared and paid distributions of $72,750. During the period February 25, 2025 (date of inception) through June 30, 2025, the Company did not declare, accrue, or pay any dividends.

NOTE 10: MANAGEMENT COMPENSATION

For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, the total fees and reimbursements charged by the Manager and sponsor were $58,162 and $115,282, respectively. The following table reflects the total management compensation paid by the Company for the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025.

For the Six Months Ended June 30, 2026

	Manager	Sponsor
Sourcing Fee - Credit Facility	14,056	-
Direct Issuance Expense	19,565	-
Asset Management Fee	20,228	-
Property Management Fee	4,313	-
	$58,162	$-

For the Period February 25, 2025 (Date of Inception) through June 30, 2025

	Manager	Sponsor
Sourcing Fees	-	92,925
Direct Issuance Expense	21,352	-
Asset Management Fee	1,005	-
	$22,357	$92,925

NOTE 11: INCOME TAXES

The Company has elected to be treated as a REIT under the Internal Revenue Code for the taxable year ending December 31, 2025. For the year ending December 31, 2026, the Company anticipates that it will continue to qualify as a REIT.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. The Company qualified as a REIT for the year ended December 31, 2025, and anticipates that it will continue to qualify as a REIT for the year ending December 31, 2026. Since the Company incurred a net loss for the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, there is no provision for income taxes and no income tax benefit was recognized, as the Company has established a full valuation allowance on the net operating loss tax benefit. In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company’s temporary differences consisted of net operating loss carryforwards, which were fully reserved, and differences related to sourcing fees expensed for financial reporting purposes but capitalized into the tax basis of fixed assets for income tax purposes. Accordingly, no net deferred tax assets or liabilities were recorded. Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2026 and the period February 25, 2025 (date of inception) through June 30, 2025, state income and franchise tax obligations, if any, were not material to the financial statements. The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the statement of operations. As of June 30, 2026 and December 31, 2025, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions. Accordingly, no accrual for uncertain tax positions was recorded. The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2025 tax year remains open and subject to examination by the relevant taxing authorities.

NOTE 12: SUBSEQUENT EVENTS

Subsequent to June 30, 2026 through August 31, 2026, the Company declared and paid dividends in the aggregate amount of $27,373. During the same period, the Company raised $375,993 in additional capital, incurred $6,624 in direct issuance costs, and processed redemptions totaling $104,420.

ITEM 4. EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Operating Agreement
3.1	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix A and incorporated herein by reference)
4.1*	Form of Subscription Agreement
6.1*	Broker-Dealer Agreement
6.2*	Form of Shared Services Agreement
6.3*	Form of License Agreement

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2026.

Arrived Seattle Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Principal Financial Officer of Arrived Holdings, Inc.	September 28, 2026
Sue Korn	(Acting Principal Financial and Accounting Officer)